EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Electro Scientific Industries, Inc.:

We consent to the use of our reports dated August 13, 2007, with respect to the consolidated balance sheets of Electro Scientific Industries, Inc. as of June 2, 2007 and June 3, 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 2, 2007, management’s assessment of the effectiveness of internal control over financial reporting as of June 2, 2007, and the effectiveness of internal control over financial reporting as of June 2, 2007, incorporated herein by reference.

Our report on the consolidated financial statements refers to Electro Scientific Industries, Inc.’s adoption of the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment.

/s/ KPMG LLP

Portland, Oregon
September 14, 2007